Exhibit 4.3

CONVERSION AGREEMENT

This Agreement executed on March 23, 2006 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Matthew Clayton and Robert Mackie of MDC Enterprises Inc. (the “Consultants”), with an address at 1275 West 6th Ave., Suite 300, Vancouver, BC, Canada, V6H 1A6.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultants has rendered his professional services to the Company related to manufacturing of the product, PreHistin. The Consultants has submitted to the Company an invoice totaling $19,017.50 (nineteen thousand seventeen dollars and fifty cents). The Parties hereby agree to convert $19,017.50 (nineteen thousand seventeen dollars and fifty cents), the full amount of this obligation of the Company, into 15,000 (fifteen thousand) fully-paid and non-assessable free trading shares, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultants.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultants (Matthew Clayton / Robert Mackie)

/s/ Chaslav Radovich	/s/ Matthew Clayton / Robert Mackie
Chaslav Radovich President/CEO	Matthew Clayton / Robert Mackie